Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Total Voting Rights
Released	18:06 31-Oct-07
Number	7814G

RNS Number:7814G
Tesco PLC
31 October 2007

Tesco PLC

31 October 2007

TESCO PLC - VOTING RIGHTS AND CAPITAL

At 5pm on 31 October 2007, Tesco plc had 7,849,249,334 issued ordinary shares of 5p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Tesco plc. Tesco plc does not hold any ordinary shares in Treasury.

This figure 7,849,249,334 may be used by shareholders and others with notification obligations as their denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Tesco plc under the FSA's Disclosure and Transparency Rules.

Enquiries: J Lloyd
Company Secretary
Tesco plc
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel. 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED

2007 NOV -7 A 2:

ICE OF INTERNATI
CORPORATE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:04 30-Oct-07
Number	6628G

Transaction in Own Shares

Tesco PLC
30 October 2007

Tesco PLC announces that on the 30th October 2007 it purchased from Lehman Brothers International (Europe) Limited 3,100,000 ordinary shares at an average price of 470.1253 pence per share. The purchased shares will be cancelled.

Contact:
J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:14 31-Oct-07
Number	7818G

Transaction in Own Shares

Tesco PLC
31 October 2007

Tesco PLC announces that on the 31st October 2007 it purchased from Lehman Brothers International (Europe) Limited 1,414,096 ordinary shares at an average price of 484.9446 pence per share. The purchased shares will be cancelled.

Contact:
J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

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